News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
February 19, 2021

Manulife completes Limited Recourse Capital Notes offering

TORONTO - Manulife Financial Corporation (“MFC”) has successfully completed its previously announced offering of $2 billion principal amount of 3.375% Limited Recourse Capital Notes Series 1 (Subordinated Indebtedness) (the “Notes”).

In connection with the issuance of the Notes, MFC issued 2,000,000 Non-Cumulative Fixed Rate Reset Class 1 Shares Series 27 (the “Series 27 Shares”) to be held by Computershare Trust Company of Canada as trustee of a newly formed trust (the “Limited Recourse Trust”). In case of non-payment of interest on or principal of the Notes when due, the recourse of each noteholder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets, which will consist of Series 27 Shares except in limited circumstances.

The Notes and the Series 27 Shares were issued under a prospectus supplement dated February 12, 2021 to MFC’s existing short form base shelf prospectus. Details of the offering are set out in the prospectus supplement which is available on the SEDAR website for MFC at www.sedar.com. The offering was done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, BMO Capital Markets, CIBC Capital Markets, Scotiabank and TD Securities.

Neither the Notes nor the Series 27 Shares have been, nor will be, registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction where such offer or solicitation would be unlawful.

About Manulife

Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of December 31, 2020, we had $1.3 trillion (US$1.0 trillion) in assets under management and administration, and in the previous 12 months we made $31.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Odette Coleman Manulife 416-819-6938 odette_coleman@manulife.com	Investor Relations: Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com